                                                               PAGE 1 OF 6 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. __)(1)

                         LUMINANT WORLDWIDE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   550260 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               SEPTEMBER 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         /X/      Rule 13d-1(d)

------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  550260  10  3              13G                      PAGE 2 OF 6 PAGES
          ----------------

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         YOUNG & RUBICAM INC.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
              5.    SOLE VOTING POWER

                          5,952,113(2)
 NUMBER OF    ------------------------------------------------------------------
   SHARES     6.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                0
    EACH      ------------------------------------------------------------------
 REPORTING    7.       SOLE DISPOSITIVE POWER
PERSON WITH
                          6,827,361(3)
              ------------------------------------------------------------------
              8.       SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,827,361(3)
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IS ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     / /
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              26.2%(4)
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

-------------

         (2) Includes 1,800,000 shares of common stock subject to a currently exercisable option. Young & Rubicam Inc. has the right at any time to convert, on a one-for-one basis, its shares of common stock into shares of non-voting common stock and its shares of non-voting common stock into shares of common stock; PROVIDED, HOWEVER, that shares of non-voting common stock may not be converted into shares of common stock if the conversion would result in Young & Rubicam Inc. owning more than 18% of Luminant's issued and outstanding common stock.

         (3) Includes 875,248 shares of non-voting common stock and 1,800,000 shares of common stock subject to a currently exercisable option.

         (4) Based on 24,213,248 shares of common stock and non-voting common stock outstanding as of October 30, 1999 as reported in the Issuer's Form 10-Q filed on November 15, 1999 for the quarter ended September 30, 1999.

CUSIP NO.  550260  10  3              13G                      PAGE 3 OF 6 PAGES
          ----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:

                  Luminant Worldwide Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4100 Spring Valley Road
                  Suite 750
                  Dallas, Texas  75244

ITEM 2(a).        NAME OF PERSON FILING:

                  Young & Rubicam Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Young & Rubicam Inc.
                  285 Madison Avenue
                  New York, New York  10017

ITEM 2(c).        CITIZENSHIP:

                  Delaware

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  550260  10  3

CUSIP NO.  550260  10  3              13G                      PAGE 4 OF 6 PAGES
          ----------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)     / /       Broker or dealer registered under Section 15
                                    of the Exchange Act;

                  (b)     / /       Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                  (c)     / /       Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act;

                  (d)     / /       Investment company registered under Section
                                    8 of the Investment Company Act;

                  (e)     / /       An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                  (f)     / /       An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)     / /       A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);

                  (h)     / /       A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                  (i)     / /       A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                  (j)     / /       Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   / /

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           6,827,361(5)

                  (b)      Percent of Class:

                           26.2%(6)

                  (c) Number of shares as to which persons filing statement have:

                           (i)  Sole power to vote or to direct the vote:

                                    5,952,113(7)

----------------

         (5) Includes 875,248 shares of non-voting common stock and 1,800,000 shares of common stock subject to a currently exercisable option.

         (6) Based on 24,213,248 shares of common stock and non-voting common stock outstanding as of October 30, 1999 as reported in the Issuer's Form 10-Q filed on November 15, 1999 for the quarter ended September 30, 1999.

         (7) Includes 1,800,000 shares of common stock subject to a currently exercisable option.

CUSIP NO.  550260  10  3              13G                      PAGE 5 OF 6 PAGES
          ----------------

                           (ii) Shared power to vote or to direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                    6,827,361(8)

                           (iv) Shared power to dispose or to direct the
                                disposition of:

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.

-------------

         (8) Includes 875,248 shares of non-voting common stock and 1,800,000 shares of common stock subject to a currently exercisable option.

CUSIP NO.  550260  10  3              13G                      PAGE 6 OF 6 PAGES
          ----------------

                                   SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000

                                  YOUNG & RUBICAM INC.

                                  By:  /s/ Steven Blondy
                                     -------------------------------
                                      Name:  Steven Blondy
                                      Title: Senior Vice President